CYMABAY THERAPEUTICS, INC.

7575 Gateway Blvd., Suite 110

Newark, CA 94560

(510) 293-8800

July 9, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ada Sarmento

RE:	CymaBay Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-239670

Ladies and Gentlemen:

CymaBay Therapeutics, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on July 13, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Very truly yours,

CymaBay Therapeutics, Inc.

By:	/s/ Sujal Shah
Sujal Shah
President and Chief Executive Officer